April 6, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Visualant, Incorporated Request to Withdraw Registration Statement on Form S-1 Filed April 24, 2015 File No. 333-203635

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Visualant, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-203635), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on April 24, 2015 and was amended on June 11, 2015 and June 17, 2015.

The Company has determined not to utilize the Registration Statement for a public offering at this time. The Company confirms that the Registration Statement has not been declared effective and that none of the securities have been issued or sold pursuant to the Registration Statement. Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement on Form S-1, File No. 333-203635, as soon as reasonably practicable.

If you have any questions regarding this application for withdrawal, please contact the Registrant at (206) 903-1351.

The Company requests, in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Thank you for your attention to this matter.

Very truly yours, Visualant, Incorporated By: /s/ Mark E. Scott Mark E. Scott Chief Financial Officer

500 Union Street     |     Suite 420    |     Seattle, WA 98101
Tel:  206.903.1351    |   Fax: 206.903.1352